ASSURED PHARMACY, INC.
2595 Dallas Parkway, Suite 206
Frisco, Texas 75034
(972) 668-7394

July 3, 2012

United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4628
Washington, DC 20549
Attn: Michael Rosenthall

Re:          Assured Pharmacy, Inc.
Registration Statement on Form S-1
Filed May 11, 2012
File No. 333-181361

Dear Mr. Rosenthall:

We have reviewed your June 8, 2012 comment letter (the “Comment Letter”) regarding the registration statement on Form S-1 (the “S-1”) of Assured Pharmacy, Inc. (the “Registrant”) filed on May 11, 2012.  On behalf of the Registrant, we submit this response letter along with Amendment No. 1 to the S-1.  The S-1 has been revised in conformity with your comments.

For your convenience, we have provided our responses below in a question and answer format. Your original comment is provided below in bold text, followed by our response.

Registration Statement on Form S-1

General

1.
Please check the appropriate box on the first page of your registration statement to designate whether you are filing the registration statement as a smaller reporting company or otherwise pursuant to Rule 12b-2 of the Exchange Act.

In response to the Staff’s comment, the Company checked the box on the first page of the S-1 indicating that it is filing the S-1 as a smaller reporting company.

2.	Please file your legal opinion as promptly as possible. We will need time to review this document once it is filed and we may have additional comments.

In response to the Staff’s comment, the Company has filed as an exhibit to the S-1 Quarles & Brady’s legal opinion.

United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4628
Attn: Michael Rosenthall
July 3, 2012

3.
Please provide us with proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

The Company acknowledges the Staff's comment and to the extent any graphic, visual or photographic information is included in the printed prospectus, the Company will provide proofs of all such information supplementally. The Company does not currently intend to include any such information in the printed prospectus.

4.
Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable  to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

The Company acknowledges the Staff's comment. To the extent applicable, the Company has revised the disclosure in other portions of Amendment No. 1 in response to the Staff's comments.

5.
We note that the exercise price of the outstanding warrants appears to have exceeded the closing market price of your common stock over the last year and that selling stockholders would be unlikely to exercise outstanding warrants under such circumstances. We also note that your issuance of warrants do not appear to have included registration rights requiring you to register the resale of the shares of common stock underlying the warrants. In light of these factors, please advise us as to why you are seeking to register the resale of common stock underlying the warrants on behalf of the selling shareholders.

The outstanding warrants provide that the investor may exercise the warrant on a cashless basis only if the shares of common stock underlying the warrant are not then registered pursuant to an effective registration statement.  The Company is seeking to register the resale of common stock underlying the warrant on behalf of the selling shareholders so that such selling shareholders will no longer be able to exercise the warrants on a cashless basis. In addition,  the Company also intends to file a Form 8-A promptly after this registration statement becomes effective to registered its common stock under Section 12 of the Securities Exchange Act of 1934.

Risk Factors, page 5

6.
Please include a separate risk factor which discusses risks related to carrying a higher inventory of Schedule II drugs. Please include a discussion of regulatory scrutiny resulting from prescription drug abuse and the increased regulatory and acquisitions costs that accompany your sale of Schedule II drugs.

United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4628
Attn: Michael Rosenthall
July 3, 2012

In response to the Staff's comment, the Company has revised its disclosure to provide a separate risk factor on page 8.

7.	Please include a separate risk factor that discusses how securing additional equity or debt financing could have a dilutive effect on the holdings of existing shareholders.

In response to the Staff's comment, the Company has revised its disclosure to provide a separate risk factor on page 13.

We are largely dependent on one wholesale drug supplier and our result could materially adversely affected…, page 7

8.
Please revise your risk factor to include a discussion of your significant reliance on drug suppliers for financing your purchase of inventory. In addition, please discuss how such reliance impacts the pricing terms by which you obtain your prescription drugs.

In response to the Staff’s comment, the Company added a new risk factor on page 7 discussing its reliance on its primary drug supplier for financing purchases of its inventory and that such reliance adversely impacts the Company's ability to secure more favorable pricing terms.

Medicare Part D, page 8

9.	Please revise your risk factor heading to clearly state the risk you face as a result of current and prospective regulations relating to Medicare Part D.

In response to the Staff’s comment, the Company expanded the risk factor heading on page 8 to describe the risk it faces from current and prospective regulations relating to Medicare Part D.

Certain risks are inherent in providing pharmacy services…, page 10

10.	Please revise your risk factor disclosure to identify the maximum amounts covered by your current professional liability and errors and omissions liability insurance.

In response to the Staff’s comment, the Company added on page 10 the maximum amounts of coverage under its current insurance policies.

We will incur increased costs as a result of being a public reporting company, page 12

11.
Please expand this risk factor to disclose your estimated costs of compliance as a reporting company, and to clarify that, given your current resources, these additional compliance costs will materially impact your financial position.

United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4628
Attn: Michael Rosenthall
July 3, 2012

Pursuant to the Staff's comment, please note that a discussion of the cost of compliance as a reporting company been added on page 12.

Our preferred stockholders would have priority in distributions over our common stockholders…, page 12

12.	Please revise your risk factor heading to highlight that common stockholders may receive nothing upon the occurrence of a liquidation event.

In response to the Staff’s comment, the Company revised the risk factor heading on page 12 to highlight that common stockholders may receive nothing in the event of a liquidation event.

13.	Please disclose how the liquidation preference for your outstanding debentures ranks as compared to holders of your common and preferred stock following a liquidation event.

In response to the Staff’s comment, the Company added disclosure stating that the Company's outstanding debentures rank senior to holders of common and preferred stock following a liquidation event.

If we issue additional shares of preferred stock with superior rights than the common stock registered in this prospectus…, page 13

14.	Please expand this risk factor to also disclose the number of preferred shares that are issued and outstanding.

In response to the Staff’s comment, the Company revised the disclosure on page 13 to include the number of preferred shares currently issued and outstanding.

Because our common stock is quoted on the OTC markets and is subject to the “Penny Stock” rules…, page 15

15.
Please expand your discussion in this risk factor to discuss the specific legal remedies which are available to investors in penny stocks if broker-dealers do not meet their obligations under the penny stock rules or if penny stock is sold in violation of the investor’s rights or otherwise in a fraudulent manner.

In response to the Staff’s comment, the Company expanded its discussion in this risk factor to discuss the specific legal remedies which are available to investors in penny stocks if broker-dealers do not meet their obligations under the penny stock rules or if penny stock is sold in violation of the investor’s rights or otherwise in a fraudulent manner.

United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4628
Attn: Michael Rosenthall
July 3, 2012

If we fail to maintain an effective system of internal controls…, page 15

16.
Please revise your risk factor discussion to identify and discuss the areas of internal controls that you have previously determined need improvement. Please also include a discussion of whether, and if so, how, you have remediated any such issues.

In response to the Staff’s comment, the Company added a discussion of the areas of internal controls that historically needed improvement and the steps that were taken to remediate these issues.

Capitalization, page 16

17.	Please explain to us your basis for including accounts payable and accrued expenses in determining the amount of your total capitalization.

In response to the Staff’s comment, the Company deleted accounts payable and accrued expenses in determine the amount of its total capitalization.

Description of Business, page 17

18.
We note your disclosure that you have taken action to aggressively reduce operating expenses in response to your financial issues. However, it appears that your operating expenses, including salaries and related expenses and selling, general and administrative costs have increased over the last year. Please expand your disclosure to discuss the specific “targeted actions” you have undertaken to reduce operating expenses.

In response to the Staff’s comment, the Company added disclosure to discuss specific targeting actions that management has undertaken in any attempt to reduce overall operating expenses.  While the Company has not been successful in reducing total operating expenses, it has reduced some expenditures as a result of the certain targeted actions.

Liquidity and Capital Resources, page 30

19.	Please disclose how long you expect to be able to continue operations given your current financial resources.

In response to the Staff’s comment, the Company added disclosure clarifying that it expects that its current resources (in the absence of securing additional financing or extending the maturity date of those debt securities maturing in 2012) would not enable it to continue operations for the remainder of fiscal 2012.

United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4628
Attn: Michael Rosenthall
July 3, 2012

Management’s Discussion and Analysis of Financial Condition and Results of
Operations
Critical Accounting Policies and Estimates, page 33

20.	Please explain to us your basis for concluding that your goodwill impairment evaluation did not constitute a critical accounting estimate. Revise your disclosure accordingly.

In response to the Staff’s comment, the Company revised its disclosure to include its goodwill impairment evaluation as a critical accounting policy and estimate.

Selling Stockholders, page 50

21.
We note that Tripoint Global Equities, LLC is a registered broker dealer and that the Baruch Halpern Revocable Trust appears to be affiliated with Halpern Capital, Inc., a registered broker dealer. As such, please identify which of the selling security holders are either broker-dealers or affiliates of a broker-dealer.

Please note that if any selling security holder is a broker-dealer, the prospectus must state that the seller is an underwriter. The only exception to this rule is if the broker-dealer received the securities as compensation for underwriting activities. In this regard, we note that Tripoint Global Equities, LLC received warrant as placement agent fees for a private offering of debentures.

In addition, if a selling security holder is an affiliate of a broker-dealer, the prospectus must state that:

•	the selling security holder purchased in the ordinary course of business; and
•	at the time of the purchase of the securities to be resold, the selling security holder had no agreement or understanding, directly or indirectly, with any person to distribute the securities.

If a selling security holder is an affiliate of a broker-dealer and you are not able to make these statements in the prospectus, the prospectus must state that the selling security holder is an underwriter. Please revise the prospectus as appropriate.

In response to the Staff’s comment, the Company revised the disclosure to clarify that Baruch Halpern, as the beneficial owner of shares held by Baruch Halpern Rev TTDDTD and an affiliate of a registered broker-dealer, (i) acquired the securities in the ordinary course of business and (ii) at the time of the acquisition of securities to be resold, had no agreement or understanding, directly or indirectly, with any person to distribute the securities.  The revised disclosure appears on page 55.

United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4628
Attn: Michael Rosenthall
July 3, 2012

Exhibits and Financial Statement Schedules, page II-8

22.
We note that you currently lease the locations for each of your five pharmacies. Please amend your registration statement to file each of the lease agreements relating to your pharmacies as material leases pursuant to Item 601(b)(10)(ii)(D) of Regulation S-K.

The Company acknowledges the Staff's comment, but respectfully submits that the each lease agreement for an individual pharmacy need not be filed as an exhibit to the Registration Statement because the lease agreement is not material to the Company.  Aggregate annual lease payments for any one of our pharmacies under the applicable lease agreement would have represented less than 1.5% of the Company's selling, general and administrative expenses for 2011 and less than 1.0% of the Company's total operating expenses for 2011.  Our operations at each of these locations could be relocated to an alternative location, which we believe could be readily available, without causing material harm to the business (in other words, the operations at each location are not dependent on unique characteristics or exact location of the specific leased property).  In addition, the amount of annual rent commitments for any one of our pharmacies represents only a small percentage of our aggregate revenue.  For example, the annual rent commitment for any one of our pharmacies represents less than 0.4% of our consolidated annual revenues for the year ended December 31, 2011 (of $16.4 million).  Each lease agreement was entered into in an arms-length transaction with an unaffiliated third party and there is no commonality among lessors.

We will continue to evaluate any new leases for materiality and, if we enter into a material lease agreement, we will file a copy of the lease and disclose the material terms of the agreement as required under Item 601(b)(10)(ii)(D) of Regulation S-K.

Consolidated Financial Statements
General

23.	Please update the financial information in your filing, as required by Rule 3-12 of Regulation S-X.

In response to the Staff’s comment, the Company updated its financial statements and related information, as required by Rule 3-12 of Regulation S-X.

Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies, page F-11

24.	Please explain to us how the bad debt provisions of $65,332 in 2011 and $22,523 in 2010 relate to your allowance for doubtful accounts shown on page F-10.

United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4628
Attn: Michael Rosenthall
July 3, 2012

In response to the Staff’s comment, the bad debt provision of $65,332 in 2011 and $22,523 in 2010 increased the allowance for doubtful accounts.  The increase in allowance for doubtful accounts was decreased by write-offs for uncollectible accounts of $66,610 in 2011 and $45,095 in 2010.  The table below summarizes the activity of the allowance for doubtful accounts for the year ended December 31, 2011 and 2010:

Allowance for doubtful account

Balance at December 31, 2009	$21,788

Provision for bad debt	24,523
Uncollectible write-offs	(45,095)

Balance at December 31, 2010	$2,216

Provision for bad debt	65,322
Uncollectible write-offs	(66,610)
Other adjustments	-

Balance at December 31, 2011	$928

Goodwill, page F-12

25.
We note you have concluded that there is no impairment of goodwill. In light of the trend in your net losses and net cash used in operating activities and your inability to meet obligations to repay debt securities of $2,799,526 or fund expected negative cash flows from operations for 2012, your basis for this conclusion is unclear. Please provide us with an analysis that supports your conclusion that no impairment existed at December 31, 2011 and 2010. In your response specifically tell us:

•	How you applied the guidance in ASU 2010-28.
•	Whether you deemed it was more likely than not that an impairment existed at the adoption of the ASU at the end of 2010 and then again at the end of 2011.
o	If not, explain to us why not in light of the factors identified above and in ASC 350-20-35-30.
o	If so, please tell us the results of your impairment test including:
▪ The method used to fair value your reporting unit.
▪ How you estimated the implied fair value of goodwill; and

The assumptions used, including how you determined the discount rate or risk adjusted rate of return and projected cash flows used in these calculations, if you used an income approach under ASC 820-10-35-32.

United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4628
Attn: Michael Rosenthall
July 3, 2012

In response to the Staff’s comment, the Company applied the Guidance in ASU 2010-28 by calculating the carrying amount of the reporting unit per ASC 350-20-35-4.in 2010 and 2011 to determine if the carrying amount was the greater zero.  As of December 31, 2011 and 2010, the carrying amount of the reporting unit was greater than zero, therefore management did not deem it was more likely than not that an impairment of goodwill existed at the adoption of ASU 2010-28.  During the year ended December 31, 2011 and 2010, management did not identify an event or circumstances that changed that would more likely than not reduce the fair value of the reporting unit below is carrying amount.

Management estimated the fair value of the reporting unit based on the income approach and utilizing a 10 year discounted cash flow model (“DCF”).  The estimation process was formulated using management forecasts based on historical results, patient projections and store specific trends, etc. The discount rate was determined by calculating the estimated weighted average cost of capital (“WACC”) based on industry standards for an entity of this size.

If you have any questions regarding this comment letter, please feel free to contact me at 972-668-7394.  Thank you.

Sincerely,

ASSURED PHARMACY, INC.

/s/  Brett Cormier
      Brett Cormier
      Chief Financial Officer